

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 9, 2010

<u>Via Fax & U.S. Mail</u>

Ms. Alison K. Engel
Chief Financial Officer
A. H. Belo Corporation
P. O. Box 224866
Dallas, Texas 75222-4866

      Re: A. H. Belo Corporation
               Form 10-K for the year ended December 31, 2008
               File No. 001-33741

Dear Ms. Engel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief